

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Howard J. Weisman
Chief Executive Officer
PaxMedica, Inc.
303 South Broadway, Suite 125
Tarrytown, NY 10591

> **Re: PaxMedica, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2023**
> **File No. 333-271623**

Dear Howard J. Weisman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David S. Rosenthal, Esq.